
October 28, 2020

Anoop Bhatia
Chief Executive Officer
Nowigence, Inc.
101 S. Tyron Street
27th Floor
Charlotte, NC 28280

>   **Re: Nowigence, Inc.**
>   **Post-Effective Amendment No. 4 to Form 1-A**
>   **Filed October 22, 2020**
>   **File No. 024-10957**

Dear Mr. Bhatia:

We have reviewed your amendment and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

Post-Effective Amendment No. 4 to Form 1-A

General

1.   We note your disclosure that the offering price cannot be fixed for Class A shares throughout the offering and that your plan is to float your Class A shares on the OTC markets. At the market offerings are not permitted under Regulation A. Please disclose the fixed price at which the shares will be offered during the duration of the offering and remove the references to selling such shares at prevailing market prices. Refer to Rule 251(d)(3)(ii) of Regulation A.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Michael C. Foland, Attorney-Advisor, at (202) 551-6711 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: David L. Evans